Exhibit 99.2

Ascentage Pharma Announces Partial Exercise of Underwriters’ Option to Purchase Additional American Depositary Shares

ROCKVILLE, Md. and SUZHOU, China, Feb. 07, 2025 (GLOBE NEWSWIRE) -- Ascentage Pharma (Nasdaq: AAPG, HKEX: 6855) announced today that the underwriters of its underwritten U.S. initial public offering (the “Offering”) have partially exercised their over-allotment option to purchase an additional 935,144 American depositary shares (“ADSs”) at the initial public offering price of $17.25 per ADS less underwriting discounts and commissions. Each ADS represents four ordinary shares of Ascentage Pharma. After giving effect to the partial exercise of the over-allotment option, the total number of ADSs sold by Ascentage Pharma in the Offering will increase to 8,260,144 ADSs and the aggregate gross proceeds to Ascentage Pharma will be approximately $142.5 million, before deducting underwriting discounts and commissions and other offering expenses payable by Ascentage Pharma. The closing of the over-allotment option is subject to customary closing conditions.

J.P. Morgan and Citigroup acted as joint book-running managers for the offering.

About Ascentage Pharma

Ascentage Pharma is a global, integrated biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global unmet medical needs primarily in hematological malignancies. Ascentage Pharma has been listed on the Main Board of the Stock Exchange of Hong Kong Limited with the stock code 6855.HK since October 2019 and has also been listed on the Nasdaq Global Market under the ticker symbol “AAPG” since January 2025.

Contacts

Investor Relations

Hogan Wan, Head of IR and Strategy

Ascentage Pharma

Hogan.Wan@ascentage.com

+86 512 85557777

Stephanie Carrington

ICR Healthcare

Stephanie.Carrington@icrhealthcare.com

(646) 277-1282

Media Relations

Sean Leous

ICR Healthcare

Sean.Leous@icrhealthcare.com

(646) 866-4012